Annual Report

December 31, 2012

InvestEd Growth Portfolio
InvestEd Balanced Portfolio
InvestEd Conservative Portfolio



CONTENTS
InvestEd Portfolios

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy Funds InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy Funds InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Henry J. Herrmann, CFA

Dear Shareholder,

The connections among politics, economic growth and financial markets have been made very evident in the year since our last report to you. While markets ended the year higher, it was neither a smooth nor steady climb, as political uncertainty in the U.S. and overseas continued to generate headwinds in the face of an economic recovery that continues to progress more slowly than any of us would like.

After opening the year with signs that the recovery was gaining traction, growth slowed in the face of uncertainty related to the European sovereign debt crisis. Concerns about the future of the European Union and the euro currency dominated global financial news through the spring and finally ebbed in June after the Greece election showed that nation's willingness to take on the austerity measures necessary to remain in the union.

Although market volatility continued after the Greek vote, the overall trend for equities was higher. That run, however, slowed as we moved into the fall when markets again encountered political uncertainty related to the U.S. election and positioning ahead of the fiscal cliff deliberations. Despite the volatility, the S&P 500 Index closed the year up 13.4% and up 16% (including reinvested dividends) on a total return basis.

Bond yields also reacted strongly to the uncertainty, with the yield on the 10-year Treasury falling below 1.5% in the late spring and trending lower throughout the summer. The 10-year ended the year at 1.78%, down 19 basis points from where it opened the year after being as low as 1.41%.

One of the key lessons from 2012: it is important to take a long view of the markets. Although we see indications that the economy will continue to recover, the political rhetoric seems to be growing only more heated in the U.S. We expect the environment to continue to be challenging, with slow economic growth, perhaps through the first half of the year. Thereafter, we may begin to see economic strengthening as the rhetoric subsides and government policy becomes better defined.

We will continue monitoring these and other economic developments in the months ahead.

Economic Snapshot

	12/31/12	12/31/11
S&P 500 Index	1,426.19	1,257.60
MSCI EAFE Index	1,604.00	1,412.55
10-Year Treasury Yield	1.78%	1.89%
U.S. unemployment rate	7.80%	8.50%
30-year fixed mortgage rate	3.40%	3.94%
Oil price per barrel	$ 91.82	$ 98.83

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.



Michael L. Avery



Ryan F. Caldwell

On the pages that follow, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the InvestEd Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2012. Mr. Avery has 34 years of industry experience and has managed the Portfolios since inception. Mr. Caldwell has 15 years of industry experience and joined the Portfolios' team in January 2007.

Because each Portfolio typically invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to multiple benchmark indexes, as shown below. The S&P 500 Index represents large- and medium-sized U.S. stocks. The Citigroup Broad Investment Grade Index represents bonds with ratings of BBB or higher. The Citigroup Short-Term Index for 1 Month Certificates of Deposit represents cash. In January 2012, the Portfolio's fixed-income benchmark was changed to the Barclays Capital U.S. Aggregate Bond Index and its cash benchmark was changed to the Barclays Capital U.S. Treasury Bills: 1-3 Month Index. We believe these new indexes are more representative of the types of fixed-income and short-term securities in which the Portfolio invests.

Performance Summary as of Dec. 31, 2012

	One-Year Total Returns
InvestEd Growth Portfolio	
Including Sales Charge	4.82%
Without Sales Charge	11.21%
InvestEd Balanced Portfolio	
Including Sales Charge	3.41%
Without Sales Charge	9.72%
InvestEd Conservative Portfolio	
Including Sales Charge	2.37%
Without Sales Charge	6.92%
Benchmark Performance	
S&P 500 Index	16.00%
Citigroup Broad Investment Grade Index	4.23%
Barclays Capital U.S. Aggregate Bond Index	4.22%
Citigroup Short-Term Index for 1 Month Certificates of Deposit	0.18%
Barclays Capital U.S. Treasury Bills: 1-3 Month Index	0.08%

Past performance is not a guarantee of future results. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.

Note: As of October 10, 2011, the names of the Waddell & Reed InvestEd Portfolios were changed to the InvestEd Portfolios. This name change did not change the management or investment strategy of any of the underlying age-based portfolios or individual portfolios.

Equities stronger as interest rates stay low

The InvestEd Portfolios navigated another challenging fiscal year, with uncertainty about government policies adding volatility to equities markets and historically low interest rates dominating fixed income. While many investors continued to shun the perceived risk of equities, the equity markets generally made steady gains during the year.

The InvestEd Portfolios delivered solid returns for the year. Late in the fiscal year, we made modifications to all three InvestEd Portfolios in response to the changing market environment. We made a significant change to the InvestEd Conservative Portfolio, increasing exposure to equities via the Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Dividend Opportunities Fund. We made offsetting reductions in the Portfolio's allocation to fixed-income securities through the Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Government Securities Fund and Waddell & Reed Advisors Global Bond Fund. We made a similar reallocation to equities and away from fixed income in the InvestEd Growth Portfolio, adding slightly to the Waddell & Reed Advisors Vanguard Fund and Waddell & Reed Advisors Small Cap Fund while making offsetting reductions in the Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund. Finally, in the InvestEd Balanced Portfolio, we increased the allocation to the Waddell & Reed Advisors Vanguard Fund and reduced the allocation to the Waddell & Reed Advisors Government Securities Fund. We made these moves based on our belief that the U.S. Federal Reserve (Fed) is likely to continue its aggressive monetary policy, the European Central Bank (ECB) is taking action to move Europe to a banking union, and China is focused on fiscal stimulus to sustain economic growth. We think all of these actions will have a positive effect on equities in the short term and we positioned the Portfolios accordingly.

Uncertainty continues with slow global growth

Equities markets were volatile in the fiscal year ended December 31, 2012, as investors around the globe remained largely risk averse. Economic growth remained slow in key countries, although it improved somewhat as the year progressed. By year-end, U.S economic growth found some strength in consumer durables like housing and autos. Fiscal policy and election uncertainties weighed on corporate investment and hiring, and on equities markets. While a compromise on income taxes helped the U.S. avoid the fiscal cliff of spending cuts and tax increases, the solutions to mandated budget cuts and the debt ceiling remain unclear. During the year, the Fed implemented "Quantitative Easing 3" to buy $40 billion per month of mortgage-backed bonds through at least mid-2015. Finally, some uncertainty was relieved with the re-election of U.S. President Barack Obama in November.

Elsewhere, most of Europe was in recession during the year as the region dealt with an ongoing sovereign debt and banking crisis. Leaders continued to propose new ways to address the problems, but a lasting solution was not forthcoming. At mid-year, the head of the ECB said the bank would do "whatever it takes" to defend the eurozone, easing fears of a breakup in the European Union. The ECB in September announced unlimited buying of bonds with maturities up to three years. China continued to show solid growth during the year across industries and sectors. It completed the selection of a new leader late in the year, who will become president in March 2013. There also were leadership changes in Japan, Greece, France, the Netherlands and South Korea. Given slow global growth, markets increasingly are alert to the monetary and fiscal policies of key economies worldwide, so we will be watching for the impact of these changes.

Improving economies boost outlook

We still believe equities are attractively priced relative to fixed income. However, we do expect periods of market volatility in the coming year, driven by macro events. We thus will remain alert to market developments and their impact on valuations as the year progresses. The U.S. avoided the fiscal cliff, but issues related to budget cuts and the debt ceiling still may affect investor confidence until there is clear direction. We think there are several areas of support for the U.S. economy. We think the housing recovery, lower energy prices, some improvement in U.S. manufacturing and continued aggressive monetary policy can provide economic support to offset the fiscal policy uncertainty. In our view, a growing labor force, support for productivity through new technology, growing access to low-cost energy and relatively good infrastructure with reasonable legal oversight are positive factors. We think they mean there can be more upside to future U.S. gross domestic product (GDP) growth than many now believe.

Despite the fiscal concerns in several countries around the world, we generally are positive about the path of economic growth overall for 2013. We expect inflation to be relatively contained in 2013, with an upward bias in some emerging markets. We continue to think there are many opportunities to invest in those countries that have growing middle-class populations and incomes. We estimate GDP growth in China will be above 7% in 2013 and think it may exceed 6% in India. We also expect a growth rate above 5% across the member countries of the Association of Southeast Asian Nations.

As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any of the InvestEd Portfolios.



InvestEd Growth Portfolio[1]	$19,614
InvestEd Balanced Portfolio[1]	$17,177
InvestEd Conservative Portfolio[1]	$14,665
S&P 500 Index	$19,865
Citigroup Broad Investment Grade Index	$16,782
Citigroup Short-Term Index for 1 Month Certificates of Deposit	$12,227
Barclays Capital U.S. Aggregate Bond Index	$16,576
Barclays U.S. Treasury Bills: 1-3 Month Index	$11,824

(1)The value of the investment in the Portfolio is impacted by the sales load at the time of the investment and by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
1-year period ended 12-31-12	4.82%	3.41%	2.37%
5-year period ended 12-31-12	1.13%	0.91%	3.47%
10-year period ended 12-31-12	6.97%	5.56%	3.90%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for each Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 5.75% for Growth and Balanced and 4.25% for Conservative.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2012.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 4 to the Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-12	Ending Account Value 12-31-12	Expenses Paid During Period*	Beginning Account Value 6-30-12	Ending Account Value 12-31-12	Expenses Paid During Period*	
InvestEd Growth Portfolio	$1,000	$1,058.90	$1.34	$1,000	$1,023.95	$1.32	0.25%
InvestEd Balanced Portfolio	$1,000	$1,052.60	$1.33	$1,000	$1,023.95	$1.32	0.25%
InvestEd Conservative Portfolio	$1,000	$1,035.80	$1.32	$1,000	$1,023.95	$1.32	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2012, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, or exchange fees.

InvestEd Portfolios

ALL DATA IS AS OF DECEMBER 31, 2012 (UNAUDITED)

InvestEd Growth Portfolio – Asset Allocation

Waddell & Reed Advisors Vanguard Fund, Class Y	28.9%
Waddell & Reed Advisors International Growth Fund, Class Y	25.5%
Waddell & Reed Advisors Small Cap Fund, Class Y	19.3%
Waddell & Reed Advisors New Concepts Fund, Class Y	14.9%
Waddell & Reed Advisors Global Bond Fund, Class Y	4.9%
Waddell & Reed Advisors Cash Management, Class A	4.8%
Cash and Cash Equivalents	1.7%

InvestEd Balanced Portfolio – Asset Allocation

Waddell & Reed Advisors Core Investment Fund, Class Y	19.7%
Waddell & Reed Advisors Vanguard Fund, Class Y	19.3%
Waddell & Reed Advisors International Growth Fund, Class Y	15.4%
Waddell & Reed Advisors New Concepts Fund, Class Y	10.0%
Waddell & Reed Advisors Global Bond Fund, Class Y	9.9%
Waddell & Reed Advisors Bond Fund, Class Y	9.8%
Waddell & Reed Advisors Government Securities Fund, Class Y	9.8%
Waddell & Reed Advisors Cash Management, Class A	4.9%
Cash and Cash Equivalents	1.2%

InvestEd Conservative Portfolio – Asset Allocation

Waddell & Reed Advisors Global Bond Fund, Class Y	25.1%
Waddell & Reed Advisors Bond Fund, Class Y	24.9%
Waddell & Reed Advisors Core Investment Fund, Class Y	24.9%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	9.8%
Waddell & Reed Advisors Value Fund, Class Y	5.1%
Waddell & Reed Advisors Government Securities Fund, Class Y	5.0%
Waddell & Reed Advisors Cash Management, Class A	4.9%
Cash and Cash Equivalents	0.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

InvestEd Portfolios *(in thousands)* DECEMBER 31, 2012

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Class A	5,585	$ 5,585
Waddell & Reed Advisors Global Bond Fund, Class Y	1,427	5,666
Waddell & Reed Advisors International Growth Fund, Class Y	2,852	29,434
Waddell & Reed Advisors New Concepts Fund, Class Y (A)	1,612	17,219
Waddell & Reed Advisors Small Cap Fund, Class Y (A)	1,427	22,235
Waddell & Reed Advisors Vanguard Fund, Class Y	3,661	33,201
TOTAL AFFILIATED MUTUAL FUNDS – 98.3%		**$113,340**

(Cost: $111,645)

SHORT-TERM SECURITIES – 1.7%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.142%, 6–28–13 (B)	$1,984	$ 1,984

(Cost: $1,984)

TOTAL INVESTMENT SECURITIES – 100.0%		**$115,324**
(Cost: $113,629)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(5)**
NET ASSETS – 100.0%		**$115,319**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$113,340	$ —	$—
Short-Term Securities	—	1,984	—
Total	$113,340	$1,984	$—

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y	1,843	$ 12,218
Waddell & Reed Advisors Cash Management, Class A	6,053	6,053
Waddell & Reed Advisors Core Investment Fund, Class Y	3,860	24,436
Waddell & Reed Advisors Global Bond Fund, Class Y	3,092	12,277
Waddell & Reed Advisors Government Securities Fund, Class Y	2,098	12,148
Waddell & Reed Advisors International Growth Fund, Class Y	1,853	19,127
Waddell & Reed Advisors New Concepts Fund, Class Y (A)	1,165	12,444
Waddell & Reed Advisors Vanguard Fund, Class Y	2,647	24,010
TOTAL AFFILIATED MUTUAL FUNDS – 98.8%		**$122,713**

(Cost: $120,676)

SHORT-TERM SECURITIES – 1.2%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.142%, 6–28–13 (B)	$1,534	$ 1,534

(Cost: $1,534)

TOTAL INVESTMENT SECURITIES – 100.0%		**$124,247**
(Cost: $122,210)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(74)**
NET ASSETS – 100.0%		**$124,173**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$122,713	$ —	$—
Short-Term Securities	—	1,534	—
Total	$122,713	$1,534	$—

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y	2,999	$19,882
Waddell & Reed Advisors Cash Management, Class A	3,940	3,940
Waddell & Reed Advisors Core Investment Fund, Class Y	3,141	19,885
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	510	7,837
Waddell & Reed Advisors Global Bond Fund, Class Y	5,033	19,980
Waddell & Reed Advisors Government Securities Fund, Class Y	684	3,959
Waddell & Reed Advisors Value Fund, Class Y	317	4,090
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$79,573**

(Cost: $78,511)

SHORT-TERM SECURITIES – 0.9%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.142%, 6–28–13 (A)	$ 753	$ 753

(Cost: $753)

TOTAL INVESTMENT SECURITIES – 100.6%		**$80,326**
(Cost: $79,264)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		**(491)**
NET ASSETS – 100.0%		**$79,835**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$79,573	$ —	$—
Short-Term Securities	—	753	—
Total	$79,573	$753	$—

See Accompanying Notes to Financial Statements.

InvestEd Portfolios

AS OF DECEMBER 31, 2012

(In thousands, except per share amounts)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
ASSETS			
Investments in affiliated mutual funds at market value+	$113,340	$122,713	$79,573
Investments in unaffiliated securities at market value+	1,984	1,534	753
Investments at Market Value	**115,324**	**124,247**	**80,326**
Cash	1	1	1
Investment securities sold receivable	107	—	42
Dividends and interest receivable	—*	22	7
Capital shares sold receivable	223	213	108
Receivable from affiliates	6	6	4
Total Assets	**115,661**	**124,489**	**80,488**
LIABILITIES			
Investment securities purchased payable	50	144	—
Capital shares redeemed payable	289	170	652
Trustees fees payable	3	2	1
Distribution and service fees payable	—*	—*	—*
Total Liabilities	**342**	**316**	**653**
Total Net Assets	**$115,319**	**$124,173**	**$79,835**
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$110,116	$119,188	$77,542
Distributions in excess of net investment income	(3)	(3)	(1)
Accumulated net realized gain	3,511	2,951	1,232
Net unrealized appreciation	1,695	2,037	1,062
Total Net Assets	**$115,319**	**$124,173**	**$79,835**
CAPITAL SHARES OUTSTANDING	10,004	11,046	7,328
NET ASSET VALUE PER SHARE	$ 11.53	$ 11.24	$ 10.90
+COST			
Investments in affiliated mutual funds at cost	$111,645	$120,676	$78,511
Investments in unaffiliated securities at cost	1,984	1,534	753

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

InvestEd Portfolios

FOR THE YEAR ENDED DECEMBER 31, 2012

(In thousands)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
INVESTMENT INCOME			
Dividends from affiliated mutual funds	$ 840	$ 1,817	$2,326
Interest and amortization from unaffiliated securities	1	1	1
Total Investment Income	**841**	**1,818**	**2,327**
EXPENSES			
Distribution and service fees	292	293	189
Net Investment Income	**549**	**1,525**	**2,138**
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in affiliated mutual funds	2,382	1,112	916
Distributions of realized long term capital gains from affiliated mutual funds	3,079	2,879	1,162
Net change in unrealized appreciation (depreciation) on:			
Investments in affiliated mutual funds	6,245	5,245	733
Net Realized and Unrealized Gain	**11,706**	**9,236**	**2,811**
Net Increase in Net Assets Resulting from Operations	**$12,255**	**$10,761**	**$4,949**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

InvestEd Portfolios

(In thousands)	InvestEd Growth Portfolio Year ended 12-31-12	InvestEd Growth Portfolio Year ended 12-31-11	InvestEd Balanced Portfolio Year ended 12-31-12	InvestEd Balanced Portfolio Year ended 12-31-11	InvestEd Conservative Portfolio Year ended 12-31-12	InvestEd Conservative Portfolio Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 549	$ 602	$ 1,525	$ 1,357	$ 2,138	$ 2,321
Net realized gain (loss) on investments	5,461	11,078	3,991	6,393	2,078	(345)
Net change in unrealized appreciation (depreciation)	6,245	(17,163)	5,245	(10,304)	733	329
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,255**	**(5,483)**	**10,761**	**(2,554)**	**4,949**	**2,305**
Distributions to Shareholders From:						
Net investment income	(550)	(1,783)	(1,524)	(1,471)	(2,141)	(2,318)
Net realized gains	(5,501)	(6,317)	(2,861)	(4,731)	(501)	—
Total Distributions to Shareholders	**(6,051)**	**(8,100)**	**(4,385)**	**(6,202)**	**(2,642)**	**(2,318)**
Capital Share Transactions	**(4,432)**	**(1,634)**	**8,831**	**13,985**	**9,238**	**4,865**
Net Increase (Decrease) in Net Assets	**1,772**	**(15,217)**	**15,207**	**5,229**	**11,545**	**4,852**
Net Assets, Beginning of Period	**113,547**	**128,764**	**108,966**	**103,737**	**68,290**	**63,438**
Net Assets, End of Period	**$115,319**	**$113,547**	**$124,173**	**$108,966**	**$79,835**	**$68,290**
Undistributed (distributions in excess of) net investment income	$ (3)	$ (2)	$ (3)	$ (5)	$ (1)	$ 2

See Accompanying Notes to Financial Statements.

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FINANCIAL HIGHLIGHTS
InvestEd Portfolios

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Growth Portfolio							
Year ended 12-31-2012	$10.94	$0.06[2]	$ 1.17	$ 1.23	$(0.06)	$(0.58)	$(0.64)
Year ended 12-31-2011	12.34	0.06[2]	(0.62)	(0.56)	(0.19)	(0.65)	(0.84)
Year ended 12-31-2010	10.93	0.08	1.46	1.54	(0.02)	(0.11)	(0.13)
Year ended 12-31-2009	9.05	0.19	2.07	2.26	(0.19)	(0.19)	(0.38)
Year ended 12-31-2008	13.63	0.22	(3.75)	(3.53)	(0.24)	(0.81)	(1.05)
InvestEd Balanced Portfolio							
Year ended 12-31-2012	10.62	0.15[2]	0.88	1.03	(0.14)	(0.27)	(0.41)
Year ended 12-31-2011	11.53	0.14[2]	(0.41)	(0.27)	(0.15)	(0.49)	(0.64)
Year ended 12-31-2010	10.77	0.09	0.90	0.99	(0.12)	(0.11)	(0.23)
Year ended 12-31-2009	9.45	0.21	1.33	1.54	(0.21)	(0.01)	(0.22)
Year ended 12-31-2008	12.49	0.25	(2.57)	(2.32)	(0.26)	(0.46)	(0.72)
InvestEd Conservative Portfolio							
Year ended 12-31-2012	10.54	0.31[2]	0.42	0.73	(0.30)	(0.07)	(0.37)
Year ended 12-31-2011	10.54	0.37[2]	0.00	0.37	(0.37)	—	(0.37)
Year ended 12-31-2010	10.98	0.09	0.27	0.36	(0.09)	(0.71)	(0.80)
Year ended 12-31-2009	10.43	0.14	0.55	0.69	(0.14)	—	(0.14)
Year ended 12-31-2008	10.52	0.19	(0.03)	0.16	(0.19)	(0.06)	(0.25)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
InvestEd Growth Portfolio						
Year ended 12-31-2012	$11.53	11.21%	$115	0.25%	0.47%	36%
Year ended 12-31-2011	10.94	-4.54	114	0.25	0.49	69
Year ended 12-31-2010	12.34	14.13	129	0.25	0.71	61
Year ended 12-31-2009	10.93	24.96	119	0.25	1.83	24
Year ended 12-31-2008	9.05	-25.87	103	0.25	1.73	18
InvestEd Balanced Portfolio						
Year ended 12-31-2012	11.24	9.72	124	0.25	1.30	30
Year ended 12-31-2011	10.62	-2.30	109	0.25	1.26	107
Year ended 12-31-2010	11.53	9.23	104	0.25	0.91	77
Year ended 12-31-2009	10.77	16.31	89	0.25	2.19	28
Year ended 12-31-2008	9.45	-18.50	76	0.25	2.11	33
InvestEd Conservative Portfolio						
Year ended 12-31-2012	10.90	6.92	80	0.25	2.83	52
Year ended 12-31-2011	10.54	3.54	68	0.25	3.49	125
Year ended 12-31-2010	10.54	3.31	63	0.25	0.83	107
Year ended 12-31-2009	10.98	6.62	58	0.25	1.37	103
Year ended 12-31-2008	10.43	1.56	50	0.25	1.94	47

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ivy Funds InvestEd 529 Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). InvestEd Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund (Trust Fund). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio (each, a Portfolio) are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended December 31, 2012, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Underlying Waddell & Reed Funds, the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Waddell & Reed Funds.

In the normal course of business, the Underlying Waddell & Reed Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Waddell & Reed Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Waddell & Reed Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Waddell & Reed Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Waddell & Reed Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Waddell & Reed Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Waddell & Reed Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Waddell & Reed Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Waddell & Reed Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Waddell & Reed Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Waddell & Reed Funds invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Waddell & Reed Funds, or, in the case of hedging positions, that the Underlying Waddell & Reed Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to prospectus for all risks associated with owning shares in the Underlying Waddell & Reed Funds.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to enhance disclosures requiring improved information about financial instruments and derivative instruments that are subject to offsetting ("netting") on the Statement of Assets and Liabilities. This information will enable users of the entity's financial statements to evaluate the effect or potential effect of netting arrangements on the entity's financial position. The ASU is effective prospectively during interim or annual periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of these changes on the financial statements.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates market value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board of Trustees (the "Board") of the Trust or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the Net Asset Value (NAV) of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost which approximates fair market value. These investments are categorized as Level 2 of the fair value hierarchy.

There were no Level 3 securities owned during the period ended December 31, 2012. There were no transfers between any levels during the year ended December 31, 2012.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by WRIMCO, a wholly owned subsidiary of W&R.

WRIMCO serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds. Each Portfolio pays advisory fees to WRIMCO indirectly, as shareholders in the underlying funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the underlying funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount and paid to W&R. During the year ended December 31, 2012, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Growth Portfolio	$564	$—*	$296
InvestEd Balanced Portfolio	485	—*	209
InvestEd Conservative Portfolio	125	—	66

Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the year ended December 31, 2012, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Growth Portfolio	$41,646	$50,480
InvestEd Balanced Portfolio	42,158	34,770
InvestEd Conservative Portfolio	48,312	38,681

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	InvestEd Growth Portfolio				InvestEd Balanced Portfolio			
	Year ended 12-31-12		Year ended 12-31-11		Year ended 12-31-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,616	$ 18,835	1,669	$ 20,347	2,651	$ 29,705	2,723	$ 31,086
Shares issued in reinvestment of distributions to shareholders	524	6,050	737	8,041	389	4,385	581	6,142
Shares redeemed	(2,514)	(29,317)	(2,466)	(30,022)	(2,255)	(25,259)	(2,041)	(23,243)
Net increase (decrease)	(374)	$ (4,432)	(60)	$ (1,634)	785	$ 8,831	1,263	$ 13,985

	InvestEd Conservative Portfolio			
	Year ended 12-31-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,511	$ 27,445	2,235	$ 23,974
Shares issued in reinvestment of distributions to shareholders	242	2,641	221	2,318
Shares redeemed	(1,906)	(20,848)	(1,995)	(21,427)
Net increase	847	$ 9,238	461	$ 4,865

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2012 follows:

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	12-31-12 Share Balance	12-31-12 Market Value
InvestEd Growth Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	1,770	$ 446	$11,914	$ 129	$121	N/A	N/A
Waddell & Reed Advisors Cash Management, Class A	5,626	1,056	1,097	—	1	5,585	5,585
Waddell & Reed Advisors Global Bond Fund, Class Y	2,919	919	6,747	62	298	1,427	5,666
Waddell & Reed Advisors Government Securities Fund, Class Y	1,970	417	11,960	(94)	98	N/A	N/A
Waddell & Reed Advisors International Growth Fund, Class Y	2,560	8,252	4,465	1,243	218	2,852	29,434
Waddell & Reed Advisors New Concepts Fund, Class Y[2]	1,178	7,801	3,075	809	—	1,612	17,219
Waddell & Reed Advisors Small Cap Fund, Class Y[2]	1,202	7,685	3,371	1,622	—	1,427	22,235
Waddell & Reed Advisors Vanguard Fund, Class Y	2,644	15,071	5,470	1,690	104	3,661	33,201
				$5,461	$840		$113,340

(1)Included in Realized Gain/Loss, if applicable, are distributions from long term capital gains from the underlying securities.

(2)No dividends were paid during the preceding 12 months.

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	12-31-12 Share Balance	12-31-12 Market Value
InvestEd Balanced Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	3,389	$ 1,480	$11,134	$ 318	$ 371	1,843	$ 12,218
Waddell & Reed Advisors Cash Management, Class A	5,388	967	302	—	1	6,053	6,053
Waddell & Reed Advisors Core Investment Fund, Class Y	2,843	8,690	2,394	1,669	286	3,860	24,436
Waddell & Reed Advisors Global Bond Fund, Class Y	5,589	1,765	11,493	115	608	3,092	12,277
Waddell & Reed Advisors Government Securities Fund, Class Y	2,828	1,854	6,077	99	336	2,098	12,148
Waddell & Reed Advisors International Growth Fund, Class Y	1,226	6,825	808	232	140	1,853	19,127
Waddell & Reed Advisors New Concepts Fund, Class Y[2]	564	6,889	538	506	—	1,165	12,444
Waddell & Reed Advisors Vanguard Fund, Class Y	1,266	13,689	912	1,052	75	2,647	24,010
				$3,991	$1,817		$122,713

(1)Included in Realized Gain/Loss, if applicable, are distributions from long term capital gains from the underlying securities.

(2)No dividends were paid during the preceding 12 months.

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	12-31-12 Share Balance	12-31-12 Market Value
InvestEd Conservative Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	4,232	$ 5,487	$12,688	$ 821	$ 662	2,999	$19,882
Waddell & Reed Advisors Cash Management, Class A	3,363	1,087	510	—	1	3,940	3,940
Waddell & Reed Advisors Core Investment Fund, Class Y	—	21,115	1,812	1,265	235	3,141	19,885
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	—	8,256	267	2	107	510	7,837
Waddell & Reed Advisors Global Bond Fund, Class Y	6,978	5,922	13,736	(84)	1,065	5,033	19,980
Waddell & Reed Advisors Government Securities Fund, Class Y	1,773	2,306	8,620	72	193	684	3,959
Waddell & Reed Advisors Value Fund, Class Y	—	4,138	132	2	63	317	4,090
				$2,078	$2,326		$79,573

(1)Included in Realized Gain/Loss, if applicable, are distributions from long term capital gains from the underlying securities.

8. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2012 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
InvestEd Growth Portfolio	$113,636	$4,137	$2,449	$1,688
InvestEd Balanced Portfolio	122,225	3,273	1,251	2,022
InvestEd Conservative Portfolio	79,274	1,561	509	1,052

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2012 and the post-October and late-year ordinary activity were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Growth Portfolio	$ 829	$21	$5,222	$3,498	$—	$—	$—
InvestEd Balanced Portfolio	2,314	25	2,071	2,942	—	—	—
InvestEd Conservative Portfolio	2,230	43	413	1,199	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act is December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a RIC during the period ended December 31, 2012:

| Portfolio | Pre-Enactment | | | | | | Post-Enactment | |
	2013	2014	2015	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
InvestEd Growth Portfolio	$—	$—	$—	$—	$—	$—	$—	$—
InvestEd Balanced Portfolio	—	—	—	—	—	—	—	—
InvestEd Conservative Portfolio	—	—	—	—	—	—	—	—

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the InvestEd Portfolios (the "Trust") comprising the InvestEd Growth Portfolio, InvestEd Balanced Portfolio, and InvestEd Conservative Portfolio, as of December 31, 2012, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the custodian and transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting the InvestEd Portfolios as of December 31, 2012, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 15, 2013

InvestEd Portfolios

AMOUNTS NOT ROUNDED (UNAUDITED)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code.

The Portfolios designated the following amounts as distributions of long-term capital gains:

InvestEd Growth Portfolio	$5,221,848
InvestEd Balanced Portfolio	2,070,757
InvestEd Conservative Portfolio	412,681

These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

Each of the individuals listed below serves as a trustee for the Trust (3 portfolios), and for the portfolios within the Waddell & Reed Advisors Funds (20 portfolios) and Ivy Funds Variable Insurance Portfolios (26 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (32 portfolios). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED TRUSTEES

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2009 Fund Complex: 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Investment Committee Member of Kansas Foundation for Medical Care (2001 to 2011); Chairperson, Audit Committee of Kansas Bioscience Authority; Trustee, Ivy Funds (32 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2009 Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present)	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corp. (2009 to present)
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2009 Fund Complex: 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); former president (2005-2007), and current Trustee, Liberty Memorial Association (WWI National Museum) (1998 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman, Freedom Frontier National Heritage Area (education) (2005 to present)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2009 Fund Complex: 1998 Trust: 2009 Fund Complex: 2006	President Emeritus, University of Utah; President Emeritus, University of California	None

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2009 Fund Complex: 1998	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present) present)	Director and Shareholder, Valliance Bank (2007 to present); Director, Graymark HealthCare (2008 to present); Trustee, the Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Chairman and Trustee, Ivy Funds (32 portfolios overseen)
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	Trust: 2009 Fund Complex: 1998	Formerly, consultant of WDR and Waddell & Reed (2001 to 2008)	None
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2009 Fund Complex: 2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system) (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009)
Frank J. Ross, Jr. Polsinelli Shughart PC 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Trustee	Trust: 2009 Fund Complex: 1996	Shareholder/Director, Polsinelli Shughart PC, a law firm (1980 to present)	Director, American Red Cross (community service) (2003-2010); Director, Starlight Theatre of Kansas City (community service) (2000-2008); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, greater Kansas City chapter (2001-2009)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2009 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Trustee, Ivy Funds (32 portfolios overseen)

**Each Trustee became a Trustee in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex (each a Predecessor Fund).*

INTERESTED TRUSTEES

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), each Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE/OFFICER SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Michael L. Avery 1953	Trustee	Trust: 2009 Fund Complex: 2007	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011); formerly, CIO of WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present)	Director of WRIMCO and IICO
Henry J. Herrmann 1942	President Trustee	Trust: 2009 Fund Complex: 2001 Trust: 2008 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO (2002 to present); President and Trustee of each of the funds in the Fund Complex	Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Trustee, Ivy Funds (32 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City; Director, United Way of Greater Kansas City

Each Trustee became a Trustee (and, as applicable, an officer) in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more Predecessor Fund.

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Mara D. Herrington 1964	Vice President	2009	2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
	Secretary	2009	2006	
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present)
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
	Principal Accounting Officer	2009	2006	
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
	Chief Compliance Officer	2009	2004	

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Daniel C. Schulte 1965	Vice President	2009	2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
	General Counsel	2009	2000	
	Assistant Secretary	2009	2000	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

This is the date when the Officer first became an officer of one or more Predecessor Funds.

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT
InvestEd Portfolios

At its meeting on August 14 and 15, 2012, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of InvestEd Balanced Portfolio, InvestEd Conservative Portfolio and InvestEd Growth Portfolio. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Portfolio. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Portfolio. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Portfolio's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Portfolio. In addition, during the course of the year, W&R had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Portfolio.

Nature, Extent and Quality of Services Provided to the Portfolios

The Trustees considered the nature, extent and quality of the services provided to each Portfolio pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day portfolio operations, including but not limited to portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Portfolio Performance, Management Fee and Expense Ratio. The Trustees considered each Portfolio's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Portfolio's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Trustees considered the management fees and total expenses of each Portfolio and also considered each Portfolio's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group.

Additional Considerations with Respect to Each Portfolio

InvestEd Balanced Portfolio

The Trustees considered that InvestEd Balanced Portfolio's total return performance was higher than the Performance Universe median for the five-, seven-, and ten-year periods and higher than the Lipper index for the five- and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's conservative positioning, with smaller allocations to equity funds compared to funds in its Performance Universe, had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the one- and three-year periods ended March 31, 2012, the Portfolio's performance relative to its Performance Universe was good for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Service Plan pursuant to Rule 12b-1 under the 1940 Act ("Service Plan").

InvestEd Conservative Portfolio

The Trustees considered that InvestEd Conservative Portfolio's total return performance was higher than the Performance Universe median for the one-, five-, and seven-year periods and higher than the Lipper index for the one- and five-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's conservative positioning, with smaller allocations to equity funds compared to funds in its Performance Universe, had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the three-year period ended March 31, 2012, the Portfolio's performance relative to its Performance Universe appeared to be improving and was good for the five- and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Service Plan.

InvestEd Growth Portfolio

The Trustees considered that InvestEd Growth Portfolio's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's conservative positioning, with smaller allocations to equity funds compared to funds in its Performance Universe, had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the one- and three-year periods ended March 31, 2012, the Portfolio's performance relative to its Performance Universe was good for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Service Plan.

Profitability and Economies of Scale

As noted above, the Trustees also considered that WRIMCO had contractually agreed to eliminate each Portfolio's management fee, WISC had agreed to eliminate each Portfolio's administrative and shareholder servicing fee and accounting services fee, and WRIMCO had agreed to reimburse or pay all of each Portfolio's expenses other than fees paid pursuant to the Portfolio's Distribution and Service Plan. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Portfolio were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Portfolio, the Trustees considered specific data as to WRIMCO's loss with respect to the Portfolio for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Portfolio, the Trustees considered the best interests of the Portfolio and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Portfolio, without any one factor being dispositive:

• the performance of the Portfolio compared with the performance of its Performance Universe and with relevant indices;

• the Portfolio's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Portfolio;

• the other benefits that accrue to WRIMCO as a result of its relationship to the Portfolio; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Portfolio's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Portfolio. In reaching these determinations as to each Portfolio, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Portfolio are adequate and appropriate; except as described above, the performance of the Portfolio was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Portfolio; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio. In the case of certain Portfolios that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

SUMMARY OF INDEPENDENT FEE CONSULTANT REPORT

The Disinterested Trustees of Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and InvestEd Portfolios ("Invested") (collectively, and including their respective series, the "Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to Waddell & Reed Investment Management Company ("WRIMCO") are negotiated. The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

ANALYSIS OF THE PROCESS

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

ANALYSIS OF MATERIALS

The Disinterested Trustees received and considered informational materials that were prepared by WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") in response to the data requested by the Disinterested Trustees through each Fund's Governance & Compliance Committee and K&L Gates, counsel to the Funds and the Disinterested Trustees, and other materials prepared by The Lipper Company ("Lipper") in connection with the contract renewal process. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 5-, 7- and 10-year periods ended March 31, 2012. The 5- and 7-year performance has over 80% of the Funds in the first two quartiles of their performance universes. The Report noted that 1- and 3-year performance did not share the same returns with about 50% and 30% of Funds in the first two quartiles consecutively. Lower 3-year rankings reflect the rolling off of a better 1-year performance period ended March 31, 2009 and the inclusion of the relatively lower performance of the 1-year period ended March 2012.

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2011 to 2012. With respect to the Funds within Advisors Funds, the Report stated that, in aggregate, 54% of these Funds have management fees above their peer group median, a slight improvement over the 2011 median of 55%. The change in actual management fees, by Fund, range from an 8.2 basis point reduction to a .3 basis point increase. With respect to the Funds within Ivy Funds VIP, the Report stated that, in aggregate, 59% of these Funds (excluding the Pathfinder Portfolios) have management fees above their peer group median and noted that the average percentile ranking of 59% was unchanged from last year. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report noted that, with the exception of Advisors High Income, Value, Global Bond and Asset Strategy Funds, all of the Advisors Funds, Ivy Funds VIP and InvestEd Portfolios either held 2012 total expense ratios equal to those for 2011 or realized a reduction in total expense ratios between 2011 and 2012. Material decreases were recognized in the InvestEd Portfolios as there was a substantial amount invested in Advisors Cash Management, which has a low expense ratio compared to other Funds within Advisors Funds.

The Report also noted that certain Funds have higher total expense ratios than their peer groups and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small- to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except the money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fee rates. The Report stated that actual management fee variances can be explained by the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or the fact that certain Funds have fee waivers. The Report further noted that the Funds within Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees considering comparable asset levels and breakpoints are taken into account.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include sub-advisory relationships, corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that management fee rates for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to, among other factors, the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. WRIMCO provided an analysis of its profitability for each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

***

The Report concluded that the IFC monitored the contract renewal process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) the materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the Boards; and (3) the discussion which took place leading up to and at the Disinterested Trustees and Board meetings were substantive and concluded in accordance with the best interests of the Funds and their shareholders.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
InvestEd Portfolios

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
InvestEd Portfolios

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Portfolios) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

• Fax your request to 800.532.2749.

• Write to us at the address listed on the back cover.

• Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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InvestEd Portfolios

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the InvestEd Portfolios' prospectus, the InvestEd Plan Program Overview and the Ivy Funds InvestEd 529 Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.